

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 23, 2017

<u>Via E-mail</u>
Jianxin Lin
Chief Executive Officer
China Internet Nationwide Financial Services, Inc.
Dongsanhuan Middle Road
#1 Building Unit 1 Room 1501 Unit 13-14,
Chaoyang District, Beijing, People's Republic of China 100020

> **Re:    China Internet Nationwide Financial Services, Inc.**
> **Amendment No.1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 9, 2017**
> **CIK No. 377-01415**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.  We note your reference to "selling shareholders" at top of the cover page and on page 115.  Please remove references to selling shareholders if there is no selling shareholder component to this offering or substantially revise your registration statement if there is a selling shareholder component to this offering.

2.  We note your response to comment five of our letter dated December 1, 2016.  Please supplementally provide us with a copy of the iResearch report.

Cover Page

3.  We note here that you state offering price of the ordinary shares will be $54.00 per share. However, in the fee table and elsewhere you state that the ordinary shares will be $5.00 per share.  Please revise.

Corporate History and Structure, page 11

4.  We note your response to comment eight of our letter dated December 1, 2016.  Please revise your organizational chart to reflect the ownership interest of Jianxin Management Limited and Ms. Sun common controlling ownership and common management.

Legal Matters, page 114

5.  Please identify counsel that will opine on the validity of the ordinary shares.

Plan of Distribution, page 140

6.  Please clarify whether investors are not entitled to withdraw their funds from escrow.  Please consider including an appropriate risk factor to the extent investors are not able withdraw their funds from escrow.

Financial Statements

7.  Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits, page 151

General

8.  Please file your loan agreements with Xiamen Jingsu Trading Limited Company or tell us why you are not required to do so.

Exhibit Index

9.  We note that you are no longer planning to issue American Depositary Shares.  Please revise your index accordingly.

You may contact Tracie Mariner, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding the financial statements and related matters.  Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Jay Ingram, Legal Branch Chief, (202) 551-3397 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc:     Via E-mail
        Benjamin Tan, Esq.
        William Rao, Esq.